[EXHIBIT 99.5]

                         FORM OF LETTER TO SHAREHOLDERS

                  CHROMATICS COLOR SCIENCES INTERNATIONAL, INC.
                               2500 Johnson Avenue
                            Riverdale, New York 10463

                                 February , 2002

Dear Stockholder:

         Enclosed are the prospectus and other materials relating to the Rights Offering by Chromatics Color Sciences International, Inc. ("Chromatics"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of Chromatics' Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page ___ of the prospectus. You should also refer to the detailed instructions for Use of Chromatics' Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

o You will receive 7 non-transferable Subscription Rights each to purchase 1 share of Common Stock for each share of Chromatics' Common Stock or Common Stock underlying Preferred Stock or options under the 1992 Employee Stock Option Plan as amended, that you owned of record on February 11, 2002. For example, if you owned 100 shares of Common Stock or Common Stock underlying Preferred Stock or options under the 1992 Employee Stock Option Plan as amended, you will receive Subscription Rights to purchase an additional 700 shares of common stock. This right is referred to as the Basic Subscription Privilege.

o If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of 210,900,000 shares, shares purchased through the Over-Subscription Privilege will be allocated among shareholders who over-subscribe in proportion to the number of shares purchased by these over-subscribing shareholders through the basic subscription privilege, as more fully described in the prospectus.

o The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on March 15, 2002 unless extended. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

         If your shares or options are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         If you do not exercise your Subscription Rights, your ownership in Chromatics may be diluted. Please see page ___ of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the procedures for exercising the Rights Offering, please feel free to contact the Reorganization Department at Continental Stock Transfer and Trust Company at (212)509-4000 extension 536.

                                   Sincerely,



                                   Brian Fitzpatrick
                                   President and Acting Chief Executive Officer